Mail Stop 3720

August 15, 2006

Mr. Lui Chi Keung
Chief Financial Officer and Director
China Digital Media Corporation
2505-06, 25/F, Stelux House,
698 Prince Edward Road East
Kowloon, Hong Kong

        Re: **China Digital Media Corporation**
                  Form 10-KSB/A for Fiscal Year Ended December 31, 2005
                  Filed February 28, 2006

                  Forms 10-QSB for Fiscal Quarter Ended March 31, 2006
                  File No. 0-30212

Dear Mr. Lui:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005

Financial Statements

1. Summary of Significant Accounting Policies and Organization, page 28

(M) Revenue Recognition, page 32

1.   With a view towards expanded policy note disclosure, explain to us in detail the nature of your volume discounts and your basis in GAAP for reporting them under other income as "volume discount earned". In your response please explain to us the terms of your agreements with your vendors governing the $1,794,897 in volume discounts earned during 2005, the nature of the events that transpired to entitle you to the discounts, and why you have not presented them as an offset to expense, inventory, or PP&E. Please reference for us any specific accounting literature that you have relied upon as a basis for your policy.

Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Item 2. Management's Discussion and Analysis or Plan of Operation, page 10

Overview, page 10

2.   We refer to the 3rd paragraph on page 11 where you state "During the quarter, the Company decided to purchase new digital set-top-box which is integrated with new middleware technology from a new STB supplier." Please tell us whether this means that you either stopped using your old set-top-boxes or will use them less frequently. If so, explain to us why you did not write-down the value of your old set-top-boxes and provide us with any US GAAP guidance that supports your accounting.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Mr. Lui Chi Keung
China Digital Media Corporation
August 15, 2006
Page 3

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director